Exhibit 99.3

Silynxcom Announces Results for First Half of 2024; Significant Revenue Growth and Improvement in Gross Margin

NETANYA, Israel, Oct. 02, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices as well as other communication accessories, reported its consolidated financial results as of and for the six months ended June 30, 2024.

Key Financial Highlights for the First Half of 2024:

●	Revenues - for the six months ended June 30, 2024 were $5,356 thousand, an increase of 73% from the equivalent period in 2023.

●	Gross profit - for the six months ended June 30, 2024 was $2,650 thousand, an increase of 121% from the equivalent period in 2023.

●	Gross margin for the six months ended June 30, 2024 was 49.47%, compared to 38.59% in the equivalent period in 2023.

●	Cash and Cash Equivalents - On January 17, 2024, Silynxcom successfully completed its initial public offering (the “IPO”), raising $5 million in gross proceeds by issuing 1.25 million ordinary shares, adding to a cash and cash equivalents and marketable securities balance of $3,659 thousand as of June 30, 2024, up from $568 thousand as of December 31, 2023, demonstrating strong liquidity to support ongoing investments and operations.

●	Operating profit - Operating profit was $267 thousand for the six months ended June 30, 2024, compared to an operating loss of $2,328 thousand for the equivalent period in 2023, reflecting a decrease in share-based compensation expenses. Non-IFRS operating profit amounted to $695 thousand for the six months ended June 30, 2024, representing an increase of more than 46% compared to $476 thousand for the equivalent period in 2023. A reconciliation between operating profit (loss) and non-IFRS operating profit (loss) is provided in Appendix A of this press release.

●	Net loss - Net loss was $696 thousand for the six months ended June 30, 2024, including $879 thousand in listing expenses, compared to a net loss of $2,326 thousand for the equivalent period in 2023. Non-IFRS net income for the six months ended June 30, 2024 totaled $611 thousand, representing an increase of more than 27% compared to $478 thousand for the equivalent period in 2023. A reconciliation between net income (loss) and non-IFRS net income is provided in Appendix A of this press release.

“The first half of 2024 was a period of business expansion, growth and strategic investment for Silynxcom, as highlighted by our public listing on the NYSE American following a successful IPO in January 2024,” said Nir Klein, Chief Executive Officer of Silynxcom. “Our revenue increased during the first half of 2024 and we became cashflow positive, which we believe underscores our successful market expansion and enhanced financial stability.”

“In 2023, we laid the foundation for new and advanced products and increased compatibility for leading systems in our target markets. In addition, we forged new relationships with key players in the global defense and law enforcement sectors, which have already led to purchase orders in 2024,” added Mr. Klein.

Recent Corporate Highlights:

●	In April 2024, the Company announced the strengthening of its collaboration with 3M PELTOR to deliver next generation headset solutions.

●	The Company expanded sales in the Asia Pacific region.

●	Since October 2023, the Company has secured orders amounting to $4.85 million from the Israel Defense Forces and Israeli police forces.

●	In February 2024, the Company announced a third order from a leading global defense firm, bringing its total orders from this client to over $4.5 million.

●	The Company received its first order for the newly designed in-ear headset with an encrypted security system intended for use by law enforcement.

●	In March 2024, the Company launched a new system for law enforcement, compatible with commonly used terrestrial trunked radio and P25 systems.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release contains certain financial measures that are not prepared under IFRS. These measures may be different from non-IFRS financial measures used by other companies. The Company defines non-IFRS operating profit (loss) as operating profit (loss) excluding the effect of share-based compensation expenses. The Company defines non-IFRS net income as net income (loss) excluding the effect of share-based compensation expenses and listing expenses. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations because it provides management and investors with measurements of the Company’s operations and profitability excluding the impact of share-based compensation, an item that the Company does not consider to be indicative of its core operating performance, and listing expenses that are non-recurring and expensed in connection with the Company’s IPO. Management also uses both IFRS and non-IFRS information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with IFRS and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Reconciliations between IFRS measures and non-IFRS measures are provided in Appendix A to this press release.

About Silynxcom Ltd.

For over a decade, the Company been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company’s headset devices are compatible and easily integrate with various communication equipment devices currently being used by tens of thousands of military and law enforcement personnel in leading military and law enforcement units around the globe. The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses its belief that its revenue increase and cashflow positive status underscores the Company’s successful market expansion and enhanced financial stability. Forward-looking statements are based on Silynxcom’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31, 2023, filed with the SEC on April 30, 2024. Forward-looking statements contained in this announcement are made as of the date of this press release and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Silynxcom Ltd.

ir@silynxcom.com

Silynxcom Ltd.

Consolidated Statements of Financial Position

U.S dollars in thousands

	June 30,	December 31,
	2024	2023
Current assets
Cash and cash equivalents	668	568
Marketable securities	2,991	-
Deposits with banking corporations	39	29
Trade receivables, net	2,060	2,452
Other current assets	347	430
Inventory	2,577	2,482
	8,682	5,961

Non-current assets
Property, plant & equipment, net	114	94
Long-term deposits	66	16
Right of use assets	64	95
	244	205

Total assets	8,926	6,166
Current liabilities
Current maturities of loans from banking corporations	60	73
Lease liabilities – current	49	60
Loans from related parties	11	43
Trade payable	947	1,315
Warrants at fair value	-	165
SAFE	-	409
Other accounts payables	1,053	1,791
	2,120	3,856

Non-current liabilities
Loans from banking corporations	-	26
Commitment to issue shares	148	-
Lease liabilities	13	33
Liabilities for employee benefits, net	29	30
	190	89

Shareholders’ equity
Share capital	-	52
Premium and other capital reserves	26,043	20,900
Capital reserve for transactions with controlling shareholders	1,542	1,542
Accumulated loss	(20,969)	(20,273)
	6,616	2,221

Total liabilities and shareholders’ equity	8,926	6,166

Silynxcom Ltd.

Consolidated Statements of Comprehensive Loss

U.S dollars in thousands

	For the six month period ended June 30
	2024	2023

Revenue	5,356	3,096

Cost of revenue	2,706	1,901

Gross profit	2,650	1,195

Research and development expenses	259	569

Selling and marketing expenses	699	1,989

General and administrative expenses	1,425	965

Operating profit (loss)	267	(2,328)

Listing expenses	879	-

Finance expenses	232	35

Finance income	148	37

Income (loss) before income tax	(696)	(2,326)

Income tax expenses	-	-

Net income (loss)	(696)	(2,326)

Silynxcom Ltd.

Consolidated Statements of Cash Flows

U.S dollars in thousands

	For the six month period ended June 30
	2024	2023
Cash flows from operating activities
Net income (loss)	(696)	(2,326)

Adjustments Required to Present Cash Flows from Operating Activities

Income and expenses not involving cash flows

Depreciation and amortization	54	67
Increase (decrease) in liability for employee benefits, net	(1)	(1)
Revaluation of derivatives measured at fair value through profit and loss	-	(31)
Other finance expenses	20	11
Share-based compensation	428	2,804
	501	2,850
Changes in asset and liability line items:

Decrease (increase) in trade receivable	392	1,993
Decrease (increase) in other current assets	114	(227)
Decrease (increase) in inventory	(95)	(231)
Increase (decrease) in trade payables	(368)	(1,021)
Increase (decrease) in other accounts payables	(488)	(635)
	(445)	(121)

Net cash provided by (used in) operating activities	(640)	403

Cash flows from investing activities
Increase in long-term bank deposit	(10)	(11)
Increase in long-term deposit others	(50)	-
Purchase of marketable securities, net	(2,961)	-
Purchase of property, plant and equipment	(42)	(4)

Net cash used in investing activities	(3,063)	(15)

Cash flows from financing activities
Repayment of loans from related parties	(32)	(17)
Repayment of warrants	(165)	-
Repayment of loans from banking corporations	(39)	(40)
Repayment to former share holders	(250)	-
Issuance of Ordinary Shares in the IPO, net	4,324	-
Repayment of lease liabilities	(33)	(44)

Net cash provided by (used in) financing activities	3,805	(101)
Exchange rate differentials for cash and cash equivalent balances	(2)	(5)

Increase (decrease) in cash and cash equivalents	100	282

Balance of cash and cash equivalents at beginning of year	568	69

Balance of cash and cash equivalents as at end of year	668	351

Appendix A

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

(Unaudited) U.S. dollars in thousands

	For the six month period ended June 30
	2024	2023

IFRS Operating profit (loss)	267	(2,328)

Share-based compensation in Selling and marketing expenses	142	1,623

Share-based compensation in General and administrative expenses	138	546

Share-based compensation in Research and development expenses	84	355

Share-based compensation in Cost of revenue	64	280

Non-IFRS Operating profit	695	476

IFRS Net income (loss)	(696)	(2,326)

Listing expenses	879	-

Share-based compensation expenses	428	2,804

Non-IFRS Net income	611	478